CHAPMAN AND CUTLER LLP
111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

March 1, 2018

Via EDGAR Correspondence Filing

Sally Samuel, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: First Trust MLP & Energy Income Fund (“FEI”) File Nos. 333-217581, 811-22738; First Trust Energy Income & Growth Fund (the “FEN”) File Nos. 333-217580, 811-21549; First Trust New Opportunities MLP & Energy Fund (“FPL”, collectively with FEI and FEN, the “Funds” and each a “Fund”) File Nos. 333-212884, 811-22902

Dear Ms. Samuel:

This letter responds to the comments from the staff (“Staff”) of the Securities and Exchange Commission provided by telephone conference on February 26, 2018 regarding the Registration Statements for the above captioned funds. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in our conversation. Moreover, we note that the Staff’s comments, and our responses, generally apply to each of Registration statements, unless stated otherwise.

Cover Page

1.       Please disclose the net asset value and market price of the Fund’s common shares as of a more recent date.

Response:       Pursuant to your request, the net asset value and market price of the Fund’s common shares has been disclosed as of a more recent date.

Prospectus Summary

2.        In Use of Proceeds, pursuant to Item 7.2 of Form N-2 please disclose how long it will take the Fund to fully invest net proceeds from the sale of its Common Shares in accordance with its investment objectives and policies.

Response:       Pursuant to your request, disclosure has been added to Use of Proceeds disclosing how long the Fund expects it will take to fully invest net proceeds from the sale of its Common Shares.

3.       In Who May Want to Invest, please add a cross reference to the Section “Risks-Leverage Risk” given the extent of the Fund’s use of leverage.

Response:       Pursuant to your request, a cross reference to the Prospectus risk disclosure regarding the Fund’s use of leverage has been added in Who May Want to Invest as it applies to FEI and FPL.

4.       The last paragraph of the Investment Process subparagraph under Investment Philosophy and Process states: “In its assessment of quality, the Sub-Advisor does not set aside a company’s failure to qualify on quality criteria in instances even where it believes the company has a low valuation.” Please update this disclosure to more clearly reflect whether the Fund will invest in such companies.

Response:       Pursuant to your request, the referenced language has been updated as it applies to FEI and FPL.

5.       Please update the disclosure in the first bullet point paragraph under Investment Policies to reflect the Fund’s portfolio holdings in MLPs, MLP-related entities, and other energy sector and energy utility companies as of a more recent date.

Response:       The statement regarding the Fund’s portfolio holdings in MLPs, MLP-related entities, and other energy sector and energy utility companies has been removed.

6. In the second to last sentence in the second paragraph of Hedging and Strategic Transactions it states:

“In the case of a call option on a common stock or other security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Sub-Advisor (in accordance with procedures approved by the Board of Trustees) in such amount are segregated by the Fund’s custodian) upon conversion or exchange of other securities held by the Fund.”

Please clarify in your response whether this definition applies for purposes of the investment policy to invest up to 35%, for FEI and FPL, of the Fund’s Managed Assets in writing covered call options or for purposes of complying with the asset segregation requirements within the framework of SEC Release No. IC-10666, or both. We note that the definition may be broader than typically accepted practice developed for purposes of asset segregation.

Response:       The Fund has updated the above disclosure as follows:

“In the case of a call option on a common stock or other security, the Fund considers an option to be “covered” if the Fund owns the security underlying the call.”

The Fund commits to compliance with the asset coverage requirements within the framework of SEC Release No. IC-1066 in writing covered call options.

7.       Please revise the disclosure in the third paragraph of Hedging and Strategic Transactions to reflect that to the extent the Fund uses credit default swaps, the Fund will set aside assets to cover notional value.

Response:       Pursuant to your request, the disclosure has been revised as it applies to FEI.

8.       The second to last paragraph of Leverage Program describes the fees paid to the Advisor and Sub-Advisor when the Fund is using leverage, and extensively discloses conflicts of interest under the MLP Risks subparagraphs of Special Risk Considerations. In addition to the disclosure regarding conflicts of interest, please include disclosure to the effect that the advisors will make decisions on whether and how much leverage they will employ based on whether it is in the best interest of the respective Fund, and that the advisors will seek approval from and periodically review the use of leverage with the Board of Trustees of the Fund.

Response:       Pursuant to your request, the requested disclosure language has been added.

9.       The Portfolio Turnover Risk states in part: “Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods.” However, the portfolio turnover rate was 68% in 2016, and 50% in 2017. Please consider whether this disclosure should be updated, and provide explanation as to why the portfolio turnover rates exceeded 20% in 2016 and 2017.

Response:       The Fund believes that this disclosure is still appropriate. The Fund believes that the portfolio turnover rates for the previous two years were due to extraordinary market conditions and does not expect turnover rates will exceed 20% in the future.

Prospectus

10. Please update the disclosure provided in Tax Law Change Risk to more clearly state that the relevant tax legislation is currently in effect.

Response:       Pursuant to your request, the disclosure has been updated to more clearly state that the relevant tax legislation is currently in effect.

11.       Please update the disclosure provided in Limitations on Interest Deductions to reflect that the Fund is currently subject to limitations on the amount of interest deductions that it may take in each year.

Response:       Pursuant to your request, the disclosure has been updated to reflect that the Fund is subject to limitations on the amount of interest deductions that it may take in each year.

General/Other Comments

12.       For any filing that needs to be accelerated, please include the indemnification provision required by Rule 484 under the Securities Act of 1933 (the “Securities Act”) to part C of the Fund’s Registration Statement.

Response:       Pursuant to your request, the indemnification required by Rule 484 has been included in Part C of the Fund’s Registration Statements.

13.       Please update the Auditor’s consent in the next filing of the Fund’s Registration Statement.

Response:       Pursuant to your request, the Auditor’s consent will be updated.

14.       Please provide information required by paragraph (e) of Rule 481 under the Securities Act and Item 2.3 of SEC Form N-2 relating to dealer prospectus delivery obligations on the outside back cover page of the prospectus in addition to the information the Fund currently discloses on the Cover.

Response:       Pursuant to your request, information relating to dealer prospectus delivery obligations will be added to the outside back cover page of the prospectus supplement for an offering under the Registration Statement.

15.       Please update the Annual Expenses table and the examples contained in footnote 5 thereto under Summary of Fund Expenses so that the greater expenses are listed first.

Response:       Pursuant to your request, the tables have been updated to show the greater expenses first.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By /s/ Walter Draney

           Walter Draney

Enclosures